
slated

Ann Nguyen (She/Her) · 2nd

CEO at Slated, Inc.

Los Angeles, California, United States · Contact info

500+ connections

1 mutual connection: Stephen Kogon

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Slated, Inc.

University of California, Berkeley

About

Ann Nguyen is CEO at Slated, the world's leading online marketplace for packaging and financing independent films. Formerly the Chief Technology Officer of Slated, she led a global technical team on a first in market online film financing platform that provides predictive analytics, packaging tools, and high-quality deal flow. She has spent the majority of her career in the entertainment industry, honing her expertise on enterprise-level platforms and high-traffic consumer-facing websites.

Activity

672 followers

Ann Nguyen commented on a post · 3w

Yay, congrats, Julie!!

194 | 39 comments

Ann Nguyen commented on a post · 1mo

Always, Jason. ❤

38 | 5 comments

Ann Nguyen reposted this · 1mo

Slated - Executive Producer Services

services.slated.com · 2 min read

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Experience

Slated, Inc.

8 yrs 9 mos

Chief Executive Officer

Full-time

Sep 2022 - Present · 5 mos

Los Angeles, California, United States

Chief Technology Officer

May 2019 - Present · 3 yrs 9 mos

Los Angeles Metropolitan Area

• Leading technology strategy for Slated.com, a first in market online film packaging, financing, and distribution marketplace. ...see more

Skills: Amazon Web Services (AWS) · Python (Programming Language)

Slated › Where great movies get made - Projects, talent, financing & distribution

Slated is the leading online film packaging, financing, and distribution marketplace, supplying the exploding global demand for great content. Our predictive analytics,...

VP of Engineering

Jan 2017 - May 2019 · 2 yrs 5 mos

West Hollywood, CA

2017-2018 Metrics:

• 2-yr team velocity increased: 231% ...see more

Skills: Node.js · Amazon Web Services (AWS) · Kubernetes · Elasticsearch · Python (Programming Language) · Django REST Framework · Angular · Docker Products · Ansible · Git

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Sr. Software Engineer

Oprah Winfrey Network

Aug 2013 - May 2014 · 10 mos

Los Angeles, CA

The place for everything in Oprah's world. Get health, beauty, recipes, money, decorating and relationship advice to live your best life on Oprah.com. The Oprah Show, O magazine, Oprah I ...see more



Freelance Full Stack Web Developer

Independant · Self-employed

Apr 2012 - May 2014 · 2 yrs 2 mos

Los Angeles, CA

• Consulting PHP CMS expert for Trailer Parks Interactive Media Team
• Front end development for $1.5M funded startup Tradesy.com ...see more





Consultant, Enterprise IT/Social Business Technology
The Walt Disney Company
Nov 2012 - Aug 2013 · 10 mos
Glendale, CA

• Consulting Drupal expert to replace Disney's legacy intranet
• Implemented enterprise-level intranet with Drupal, serving their global workforce (250K+ en ...see more

Interactive Media Developer
Trailer Park
May 2011 - Feb 2013 · 1 yr 10 mos
Hollywood, CA

• Resident PHP-based CMS expert on the Interactive Media Team
• Developed front-end HTML, CSS, JS, Jquery, PHP (Yii), PHP-based CMS (Drupal, Wordpres ...see more



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Education

University of California, Berkeley
Bachelors of Arts, Applied Mathematics; an emphasis in Statistics
1997 - 2001
Activities and societies: Asst Researcher at the Lawrence Berkeley National Laboratory, Head Mentor at the Inspire Mentorship Program

Mira Mesa High
1993 - 1997

Volunteering

Head Mentor
UCBerkeley Inspire Mentorship Program
Jan 1998 - Jan 2001 · 3 yrs 1 mo
Children

Skills

Web Development
Endorsed by 2 colleagues at Trailer Park Group
22 endorsements

CSS
19 endorsements

CMS
17 endorsements

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Recommendations

Received Given

Dr. Shannon (Shan) Moon · 3rd
Commercial/Ferry Pilot & Flight Instructor, Computer Scientist and Engineer
July 28, 2014, Dr. Shannon (Shan) was senior to Ann but didn't manage Ann directly

As a technical professional, Ann is top notch. She is a detailed oriented web developer and set a very high standard for best practices in our software development lifecycle. Ann is a true real team player, amicable and easy to get along with even under the pressure of tight development timelines and imminent production releases. I would not hesitate to work with Ann again on a future project.

Matthew Browne in · 2nd
Division Manager/Junior Partner at Strategic Employment Partners (SEP, Inc.)
June 1, 2014, Matthew worked with Ann but they were at different companies

Ann was great to work with. Ann knows the exact trajectory she wants for her career and she is able to clearly explain that to anyone that inquires. This makes her a valuable asset to any company she joins because she is coming in with a game plan and specific goals in mind.

James Gladden · 3rd
Senior Software Engineer, Front End at Revenue.io
May 2, 2014, James was senior to Ann but didn't manage Ann directly

Ann is a well rounded software engineer. Her impressive javascript, css and html skill-set allows her to quickly tackle any front end related task. Her ability coupled with an innate enthusiasm for learning ensures she is constantly up to date with the latest development trends. She is an asset to any team. She is as excited to mentor less experienced members as she is to benefit from the contributions ...see more

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Projects

Oprah.com
Aug 2013 - May 2014
OWN Associated with Oprah Winfrey Network

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Interests

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Part-Time Actor, Business Owner
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Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,752,856 followers
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Causes

Animal Welfare • Children • Civil Rights and Social Action • Education • Environment • Human Rights • Science and Technology